UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14 (d)(1) or 13 (e)(1)

Of the Securities Exchange Act of 1934

(Amendment No. ____)

CHARTER FINANCIAL CORPORATION

(Name of Subject Company (issuer))

CHARTER FINANCIAL CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

16122M 10 0

(CUSIP Number of Class of Securities)

Curtis R. Kollar

Chief Financial Officer

Charter Financial Corporation

1233 O.G. Skinner Drive

West Point, Georgia 31833

(703) 645-1391

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

V. Gerard Comizio

Matthew Dyckman

Thacher Proffitt & Wood LLP

1700 Pennsylvania Avenue, NW, Suite 800

Washington, DC 20006

(202) 347-8400

Calculation of Filing Fee

Transaction valuation* Not Applicable	Amount of filing fee Not Applicable

*Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     N/A

Form or Registration No.:     N/A

Filing Party:     N/A

Date Filed:     N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

CHARTER FINANCIAL ANNOUNCES SELF TENDER OFFER

•	Tender offer for up to 1,000,000 shares at price from $43 to $52
•	Intends to Deregister With Securities and Exchange Commission

WEST POINT, Georgia, November 17, 2006—Charter Financial Corporation (NASDAQ: CHFN) today announced that it intends to commence a modified Dutch Auction self-tender offer to purchase up to 1,000,000 shares of its common stock.

In the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price not less than $43.00 per share, nor more than $52.00. Based on the number of shares tendered and the prices specified by the tendering shareholders, Charter Financial will determine the lowest per share price that will enable it to purchase up to 1,000,000 shares, or such lesser number as are properly tendered. If more than 1,000,000 shares are properly tendered at or below the determined price per share Charter Financial will purchase shares tendered by such shareholders at the determined price per share, on a pro rata basis, subject to the conditions of the tender offer including the provisions relating to proration and “odd lot” priority described in the Offer to Purchase that will be distributed to shareholders.

The tender offer is expected to commence on Tuesday, November 21 and is expected to expire at 5:00 p.m., New York City time, on Wednesday, December 20, 2006, unless extended. The consummation of the tender offer is subject to certain conditions, which will be described in the Offer to Purchase.

If, after completion of the tender offer Charter Financial has fewer than 300 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934, Charter Financial intends to deregister its common stock under the Exchange Act, commonly referred to as “going dark.” As a result, its shares would no longer be eligible for quotation on the Nasdaq Stock Market. It is anticipated that the company’s shares would instead trade over the counter.

Neither Charter Financial nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the company.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to shares. The offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal. Investors will receive more detailed information about the tender offer through the Offer to Purchase and related documents, which will be mailed to investors and filed with the Securities and Exchange Commission.

INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT TO BE DESIGNATED. INVESTORS ARE URGED TO READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Please direct questions to the Dealer manager for this offer:

Ryan Beck & Co

866-211-8719

About Charter Financial

Charter Financial Corporation is a savings and loan holding company and the parent company of CharterBank, a full-service community bank and a federal savings institution. Charter Financial Corporation and subsidiary CharterBank are in a mutual holding company structure. CharterBank is headquartered in West Point, Georgia, and operates nine full-service branches on the I-85 corridor from LaGrange, Georgia to Auburn, Alabama. CharterBank’s deposits are insured by the Federal Deposit Insurance Corporation.

Forward-Looking Statements

This release may contain “forward-looking statements” that may be identified by use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” and “potential.” Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition and results of operation and business that are subject to various factors that could cause actual results to differ materially from these estimates. These factors include but are not limited to general and local economic conditions; changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products, and services. Any or all forward-looking statements in this release and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or known or unknown risks and uncertainties. Consequently, no forward-looking statements can be guaranteed. The Company disclaims any obligation to subsequently revise or update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

# # #

Contact:	At The Investor Relations Company:
Robert L. Johnson, President & CEO 706-645-1391	Mike Arneth or Woody Wallace
Curt Kollar, CFO 706-645-3237	312-245-2700
bjohnson@charterbank.net ckollar@charterbank.net	marneth@tirc.com or wwallace@tirc.com